Exhibit (a)(5)(clxlvii)

As I promised we would continue to do, this is the second in a series of regular communications to keep you informed as events unfold and additional information about the Oracle-PeopleSoft merger can be provided.

I want to start by letting you know that the Oracle executive and merger integration team members met with their PeopleSoft counterparts this morning and discussed the important events and milestones that will occur over the next few weeks. Integration team leaders have been identified at both companies to coordinate and plan for the merger. These people have been chosen for their judgment, leadership skill and objectivity. They are some of the most senior people at both companies, and I have confidence that the integration will be handled well.

During the conversations today, we all agreed that a critical requirement is to combine the organizations quickly since we can’t pause long in this highly competitive market. Additionally, we understand the need to provide clarity as soon as practicable to all employees. With that in mind, I would like to provide you with a few dates to keep in mind. First, we are targeting to close the transaction and combine the companies by the end of this month. Second, we have agreed to target January 14th to communicate the organizational structure of the combined organization. We will inform all affected employees of their roles by this time wherever possible. Any employees of either company not offered positions with the combined company will be treated fairly and equitably, and will be provided appropriate severance compensation and other benefits.

Our overall plan is to retain distinct development and support organizations for the Enterprise, EnterpriseOne and World Software product lines within the combined company. As I discussed in my last communication, we are committed to continuing to enhance and support these products. This includes an expectation that a version 9 of Enterprise and a version 6 of EnterpriseOne will be released. The combination only works if we satisfy customers with great products and world-class support, including the ongoing involvement and dedication of PeopleSoft’s current development and support teams.

In the go-to-market arena, we plan to integrate the organizations and leverage the strongest relationships wherever they reside. This includes expanding Oracle’s current sales capacity with the addition of PeopleSoft’s exceptional resources. I expect the consulting and training organizations to stay engaged on projects since we hope to utilize that expertise as we capture new customers, upgrade existing customers, and generally meet any other ongoing customer needs. In marketing, we will be evaluating the two organizations and selecting the most qualified person from each organization to fill positions.

Finally, the various organizations within the general and administrative functions will be rationalized. Our expectation is that the combined company’s expenses will be similar in amount in the future to what

Oracle spends currently, given this is where there is significant duplication. Again, it is important to state that we will evaluate the organizations and retain the best people in the combined company for positions, whether the people are from Oracle or PeopleSoft.

It’s been an eventful week but I hope you will keep an open mind throughout this process as to the potential upside that may come from being a part of this landscape-changing combination of enterprise software companies. I look forward to providing more information shortly.

Larry Ellison

Oracle CEO